SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces that Mr. Leonardo P. G. Pereira, Chief Financial and Investor Relations Officer, requested his resignation from the Company. Mr. Pereira is taking office as CEO for Companhia Vale do Araguaia, a company in the forestry industry.

During his six years as part of the Company’s Executive Board, Mr. Pereira played a key role in the management team which has consolidated the Company in the market, in addition to building a strong financial team, which is independently assessed as one of the best in Brazil. Among his major contributions to the Company are his determination to make the balance sheet stronger and his actions in local and global capital markets, where he has always worked to enhance the Company’s credibility, building up investors’ confidence through corporate governance best practices.

In addition, he was one of the leaders in the Company’s capital restructuring process and made consistent efforts to improve internal controls and to consolidate a culture of investment discipline, a key pillar for the Company’s sustainability during this growth period.

The Officer will remain at his position until March 12, 2007, when the next Board of Directors Meeting will take place and will elect his successor.

São Paulo, March 1, 2007.

 Francisco Tosta Valim Filho
Chief Executive Officer

Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1st, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.